# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blackstone Mortgage Trust, Inc., CIK 0001061630
CUSIP: 09257W100
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 345 Park Avenue, 24th Floor, New York, New York (NY), 10154
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001404071

## Reporting persons
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,601,492; shared voting power 0; sole dispositive power 8,601,492; shared dispositive power 0; aggregate amount beneficially owned 8,601,492 (5% of the class)
- Blackstone Group Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 8,601,492; shared voting power 0; sole dispositive power 8,601,492; shared dispositive power 0; aggregate amount beneficially owned 8,601,492 (5% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 8,982,172; shared voting power 0; sole dispositive power 8,982,172; shared dispositive power 0; aggregate amount beneficially owned 8,982,172 (5.2% of the class)

## Item 1. Issuer
Name of issuer: Blackstone Mortgage Trust, Inc.
Address of issuer's principal executive offices: 345 Park Avenue, 24th Floor, New York, NY 10154

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Blackstone Inc.
(ii) Blackstone Group Management L.L.C.
(iii) Stephen A. Schwarzman

This Schedule 13G relates to the shares of Class A Common Stock, par value $0.01 per share (the "Common Stock") of Blackstone Mortgage Trust, Inc. (the "Issuer") beneficially owned by the Reporting Persons. As of December 31, 2024, BXMT Advisors L.L.C. (the "Manager"), an indirect subsidiary of Blackstone Inc. and the external manager of Issuer, directly holds 8,234,581 shares of Common Stock (including 1,320,898 restricted shares subject to vesting pursuant to the terms of the Issuer's applicable management incentive plans), Mr. Schwarzman directly holds 380,680 shares of Common Stock (including 103,946 restricted shares subject to vesting pursuant to the terms of the Issuer's applicable stock incentive plans), and Blackstone Inc. may be deemed to indirectly beneficially own an additional 366,911 shares of Common Stock held in a separately managed account over which it may be deemed to have indirect voting and dispositive power.

The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone Inc.'s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The Manager is an indirect subsidiary of Blackstone Inc.

Each of Blackstone Inc., Blackstone Group Management L.L.C. and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by the Manager and Blackstone Inc., but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Mr. Schwarzman to the extent he directly holds shares of Common Stock reported on this Schedule 13G) is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is c/o Blackstone Inc.,
345 Park Avenue, New York, NY 10154.
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2024, the Manager, an indirect subsidiary of Blackstone Inc., directly holds 8,234,581 shares of Common Stock (including 1,320,898 restricted shares subject to vesting pursuant to the terms of the Issuer's applicable management incentive plans), Mr. Schwarzman directly holds 380,680 shares of Common Stock (including 103,946 restricted shares subject to vesting pursuant to the terms of the Issuer's applicable stock incentive plans), and Blackstone Inc. may be deemed to indirectly beneficially own an additional 366,911 shares of Common Stock held in a separately managed account over which it may be deemed to have indirect voting and dispositive power.

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.
Percent of class: As of December 31, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page. Calculation of the percentage of Common Stock of the Issuer beneficially owned is based on 172,988,799 shares of Common Stock outstanding as of October 16, 2024, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on October 23, 2024.
Sole power to vote or to direct the vote: (i) See each cover page hereof.
Shared power to vote or to direct the vote: (ii) See each cover page hereof.
Sole power to dispose or to direct the disposition: (iii) See each cover page hereof.
Shared power to dispose or to direct the disposition: (iv) See each cover page hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated February 10, 2025, among the Reporting Persons (filed herewith).

## Signatures
- Blackstone Inc.: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director (02/10/2025)
- Blackstone Group Management LLC: /s/ Tabea Hsi, Tabea Hsi, Senior Managing Director (02/10/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (02/10/2025)